Filed by Airborne, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Airborne, Inc.

Commission File No. 1-6512

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

This filing relates to the proposed acquisition (the “Transaction”) by DHL Worldwide Express B.V. (“DHL”) of Airborne, Inc. (“Airborne”) pursuant to the terms of an Agreement and Plan of Merger, dated as of March 26, 2003 between DHL, Airborne and Atlantis Acquisition Corporation.

On March 26, 2003, we issued a letter to Airborne Express, Inc. international division employees regarding the Transaction. The text of the letter follows.

Forward-Looking Statements

Except for historical information, the matters discussed in this letter contain forward-looking statements that Airborne, Inc. and DHL intend to be covered by the safe harbor provisions for forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the Companies’ actual results or performance to differ materially from the results discussed in the forward-looking statements. Specifically, there are a number of important factors that could cause actual results to differ materially from those anticipated by any forward-looking information, including, but are not limited to, gaining regulatory and shareholder approval to complete the transaction, the possibility that the transaction may not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval, domestic and international economic conditions, the impact of war and terrorism on the air package delivery business, the ability to mitigate rising fuel costs, competitive pressure, maintaining customer relationships, successful integration of the two companies, cost cutting initiatives, improving operating margins and productivity, realignment and overhead reduction efforts, changes in customers’ shipping patterns, the ability of the combined entity to expand into the small-business and consumer markets, the ability to make planned capital expenditures and other risks and uncertainties that are described in the reports that the Companies file with the Securities and Exchange Commission, including Airborne’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002. Additional risks include the ability of ABX Air, Inc. to successfully operate as an independent company, ABX Air, Inc.’s ability to gain additional business, to react to changes in economic conditions, risks associated with maintaining a fleet of aircraft and the trading liquidity of ABX Air, Inc.’s shares.

Additional Information and Where to Find It

Information contained in this letter is not a substitute for the proxy statement/prospectus that companies intend to file with the Securities and Exchange Commission in connection with the proposed transaction. SHAREHOLDERS AND INVESTORS ARE URGED TO READ THE PROXY STATEMENTS/PROSPECTUS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS ABOUT THE PROPOSED TRANSACTION. The proxy statements/prospectus and other documents, which will be filed by Airborne with the Securities and Exchange Commission, will be available free of charge at the SEC’s website (www.sec.gov) or by directing a request when such a filing is made to Airborne, Inc. at 3101 Western Avenue, PO Box 662, Seattle, Washington 98111, Attn.: Chief Financial Officer, or by telephone at (800) 830-1592 or email at investor_relations@airborne.com.

Airborne, DHL, their directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Airborne and their ownership of Airborne stock is set forth in the proxy statement for Airborne’s 2002 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statements/prospectus when they become available.

[Airborne Express Letterhead]

March 26, 2003

DEAR INTERNATIONAL DIVISION EMPLOYEE,

Yesterday Airborne and DHL announced a definitive merger agreement designed primarily to create a strong third competitor in the U.S. express delivery market. Obviously this merger will have implications for Airborne’s international business as well. The purpose of this message is to tell you what we know so far and to share our strategy for the coming months.

•	All of you by now have seen the video sent earlier this week. In addition, a description of the proposed merger can be found at a special web site created for shareholders, customers, and employees. I encourage you to review this information carefully at www.dhlairborne.com.

•	Please note that the proposed merger is subject to shareholder and regulatory approval. Although approval is expected, it is by no means guaranteed. The process of obtaining approval and completing the merger should be complete before the end of this year.

•	We don’t know yet what the new combined enterprise will look like in the U.S. or other markets. It will take considerable time and effort to integrate the two companies. This effort will not begin until the merger has been completed.

•	DHL is a successful global player with excellent talent, strong financial resources, sophisticated systems, and huge market share. There is no doubt this merger will result in many changes, some of them difficult. But we feel these changes will be very positive with excellent upside potential for the whole Airborne enterprise, including the International division.

•	Keep in mind that Airborne is also a successful player with a lot to offer the new combined company. Thanks to your efforts, we have turned the International division around over the last two years by taking cost out of the operation, by segmenting our products and customers, by developing profit-based incentive plans, by pricing our products more effectively, and by focusing on route development. The result? A $13.2 million profit improvement from 2000 to 2002! The new combined company faces many of these same challenges and can benefit from Airborne’s expertise.

•	During this interim period the entire Airborne network must continue to perform effectively on behalf of its customers and its employees. Not just business as usual, but our best performance ever. It is in everyone’s best interest to approach the forthcoming integration process from a position of strength, to prove to our new partners how strong and successful we are. This is not the time to assume the worst or to give up.

Together over the years we have built a world class network and satisfied many world class customers. Together we must continue delivering world class performance. This merger is a tremendous opportunity for all of us that will take Airborne to the next level and make it truly global. I’m counting on you to join me in the exciting effort ahead.

Sincerely,

/s/    BRUCE GROUT

Bruce Grout

Senior Vice President, International